ANNEX 1 – SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcement sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

29 April 2009
‘National Grid plc
- Competition Appeal Tribunal judgment on Gas Metering Contracts’

29 April 2009

National Grid plc

Competition Appeal Tribunal judgment on Gas Metering Contracts

National Grid plc (“National Grid”) welcomes the Competition Appeal Tribunal’s judgment earlier today not to uphold in full Ofgem’s 2008 decision that National Grid had infringed the Competition Act 1998 by entering into a number of metering contracts with UK gas suppliers in 2004.

Although the Tribunal found that certain aspects of our legacy gas metering contracts were unacceptable, it recognised that Ofgem was involved in the development of the contracts and stated in its judgment: “We can well understand National Grid’s surprise and dismay when the Authority opened its investigation into these agreements ... and imposed such a substantial fine”.

The Tribunal found that there was no abuse in respect of our new and replacement gas metering contracts, justifying our decision to appeal, and therefore we are disappointed that the £41.6m fine originally imposed has only been reduced to £30m.

National Grid Executive Director, Mark Fairbairn said: “We note the Competition Appeal Tribunal’s judgment, in which it has upheld our arguments that aspects of Ofgem’s decision were flawed. We are however disappointed that the Tribunal found certain aspects of the legacy meter contracts, which offered lower prices to customers than regulatory terms, were unacceptable.

“We continue to believe that our gas metering contracts have not harmed consumers, competition or gas suppliers. We will now thoroughly review the judgment and consider our next steps.”

Additional information

National Grid Metering provides regulated gas meter and meter reading services on behalf of gas suppliers for an asset base of around 18 million* domestic, industrial and commercial meters. With revenues of £349m*, it represents around 3% of National Grid as a whole.

The investigation related to Metering Services Agreements (MSAs). These are domestic gas metering contracts which were freely and openly negotiated with gas suppliers and discussed with Ofgem. They were offered to suppliers as a lower cost alternative to the default regulated contracts.

National Grid also owns a non-regulated meter business, OnStream, which provides rental, installation, maintenance and meter reading services for gas and electricity meters throughout Great Britain, on behalf of energy suppliers.

National Grid is reviewing the detail of the judgement and considering the options which could include seeking leave to appeal to the court of appeal.

• Revenues and meter numbers as at 31 March 2008.

Contacts
Investors
George Laskaris Richard Smith Media Ross Hayman Chris Mostyn Gemma Stokes Graham McQuarrie Brunswick Paul Scott	+1 718 403 2526 +44 (0)20 7004 3172 +44 (0)1926 65 5272 +1 718 403 2747 +44 (0)1926 656555 +44 (0)1926 65 5273 +44 (0)20 7396 5333	+1 917 375 0989 (m) +44 (0)7747 006321 (m) +44 (0)7876 038750 (m) +1 347 702 3740 (m) +44 (0) 7974 198333 (m) +44 (0)7977 493933 (m) +44 (0)7974 982333 (m)